Exhibit 99.105

CARBON STREAMING CORPORATION

TO:	British Columbia Securities Commission Alberta Securities Commission Ontario Securities Commission

AND TO:	Dale Matheson Carr-Hilton Labonte LLP

AND TO:	Baker Tilly WM LLP

NOTICE OF CHANGE OF AUDITOR

(National Instrument 51-102)

Carbon Streaming Corporation (the “Company”) gives the following notice in accordance with Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”):

(a)	at the request of the Company, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, (“DMCL”) has resigned as auditors of the Company, effective July 8, 2020;

(b)	following such resignation, the Company appointed Baker Tilly WM LLP, Chartered Professional Accountants, (“Baker Tilly”), as the successor auditors of the Company;

(c)	DMCL has not expressed any reservation in its reports for the most recently completed fiscal year of the Company, nor for the period from the most recently completed period for which DMCL issued an audit report in respect of the Company;

(d)	the resignation of DMCL and appointment of Baker Tilly, as auditors of the Company were considered and approved by the Company’s Audit Committee and Board of Directors; and

(e)	in the opinion of the Board of Directors of the Company, there are no reportable events between the Company and DMCL.

CARBON STREAMING CORPORATION

Per:	“Mark Gelmon”
Mark Gelmon,
Chief Financial Officer